UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Sea Breeze Power Corp (Name of Issuer)
COMMON STOCK (Title of Class of Securities)
811327105 (CUSIP Number)
Shaye Richardson
Sea Breeze Power Corp.
Lobby Mail Box 91 Suite 1400, 333 Seymour Street
Vancouver, BC V6B 5A6
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 07, 1999 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 811327105

1.	Names of Reporting Persons. Kenneth Lavergne Puryear I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,795,589 Shares (1)

	8.	Shared Voting Power Not Applicable

	9.	Sole Dispositive Power 14,795,589 Shares (1)

	10.	Shared Dispositive Power Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,795,589 Shares (1)

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 20% (2)

14.	Type of Reporting Person IN

(1) The securities consist of: (a) 13,171,670 outstanding common shares of the Issuer; (b) 133,332 common shares issuable upon exercise of option (the "Options"); (c) 864,876 common shares issuable upon exercise of share purchase warrants (the "Warrants"); and (d) 625,711 common shares issuable upon conversion of outstanding principal and accrued interest to December 31, 2006 under a debenture in the principal amount of CDN$200,988.29 (US$171,024.75) ("the Debenture").

(2) Based upon 71,011,709 common shares of the Issuer outstanding at January 22, 2007.

(3) Based on the noon buying rate in New York on January 18, 2007 of CDN$1.1752:US$1.00, as certified by the Federal Reserve Bank of New York for customs purposes.
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Item 1. Security and Issuer

         The statement relates to common shares without par value in the capital of Sea Breeze Power Corp. (the "Issuer"), a corporation incorporated in the Province of British Columbia, Canada. The principal executive offices of the Issuer are located at Suite 1400 - 333 Seymour Street, Vancouver, British Columbia, Canada V6B 5A6.

Item 2. Identity and Background.

(a)	Name: Kenneth Lavergne Puryear (the "Reporting Person").

(b)	Residence or business address: Pioneer Nursery 3740 Caldwell Ave. Visalia, CA 93277

(c)

Present Principal Occupation or Employment:  The Reporting Person is a director of Sea Breeze Power Corp. The Reporting Person has served in this capacity since June 21, 2005. The Reporting Person is co-owner of Pioneer Nursery in Visalia, California.

(d)	Criminal Conviction: The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)

Court or Administrative Proceedings:  The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: The Reporting Person is a citizen of United States of America.

Item 3. Source and Amount of Funds or Other Consideration: The Reporting Person paid for these shares out of his personal funds.

Item 4. Purpose of Transaction
The purchase of the shares by the Reporting Person is for investment purposes.
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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

Beneficial Ownership. The Reporting Person is the beneficial owner of 14,795,589 common shares of the Issuer, representing approximately 20% of the Issuer's common shares (based upon 71,011,709 common shares of the Issuer outstanding at January 22, 2007), consisting of:

(i) 13,171,670 outstanding common shares registered in the name of the Reporting Person;

(ii) 133,332 common shares issuable within 60 days hereof upon the exercise of the Options;

(iii) 864,876 common shares issuable within 60 days hereof upon the exercise of the Warrants; and

(iv) 625,711 common shares issuable upon conversion of outstanding principal and accrued interest to December 31, 2006 under the Debenture in the principal amount of CDN$200,988.29(US$171,024.75).

(b)

The Reporting Person has the sole power to vote or to direct the vote of the Company Shares held by him and has the sole power to dispose of or to direct the disposition of the Company Shares held by him.

(c)	The Reporting Person has not effected any transactions in the Company's securities during the past 60 days.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)	None.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Save and except as disclosed in this filing, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 05, 2007
By:	/s/ Kenneth L. Puryear Kenneth L. Puryear

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